UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

141743 10 4

(CUSIP Number)

James R. Higgins

405 State Highway 121, Suite B-240

Lewisville, TX 75067

(972) 943-6050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

        November 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743 10 4	Page 2 of 13

1.	Name of Reporting Persons. James R. Higgins
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,985,927 (1)(2)(3)(4)(5)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 32,985,927 (1)(2)(3)(4)(5)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,985,927 (1)(2)(3)(4)(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 20.5% (6)
14.	Type of Reporting Person IN

______________________

(1)	Includes 1,682,692 shares of Common Stock underlying warrants exercisable at any time.
(2)	Includes 19,110,028 shares of Common Stock underlying convertible notes convertible at any time.
(3)	Includes 829,740 shares of Common Stock underlying options exercisable within sixty days.
(4)	Includes 5,270,484 shares of Common Stock held by the Julia A. Higgins, Revocable Trust, Dated 12/1992.
(5)	Includes 1,361,538 shares of Common Stock held by James and Julia Higgins JT Ten
(6)	Based on 139,380,748 shares of Common Stock outstanding as of December 31, 2019 and an additional 21,622,460 shares which would be outstanding if all of Mr. Higgins’ options exercisable within sixty days, warrants and convertible notes were exercised or converted.

CUSIP No. 141743 10 4	Page 3 of 13

1.	Name of Reporting Persons. Julia A. Higgins, Revocable Trust, Dated 12/1992 (“Higgins Revocable Trust”)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,270,484
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 5,270,484
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,270,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 3.8% (1)
14.	Type of Reporting Person OO

CUSIP No. 141743 10 4	Page 4 of 13

1.	Name of Reporting Persons. James & Julia JT TEN (“Higgins JT TEN”)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,361,538
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,361,538
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,361,538
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 1.0% (1)
14.	Type of Reporting Person OO

CUSIP No. 141743 10 4	Page 5 of 13

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 14, 2016, as amended by a subsequent Schedule 13D filed on February 10, 2020.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of CareView Communications, Inc., a Nevada corporation (“Company” or “Issuer”). The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2.	Identity and Background.

(a)	Names: James R. Higgins, Julia A. Higgins, Revocable Trust Dated 12/1992, and James & Julia, JT Ten (the “Reporting Persons”).

(b)	Residence or Business Address of Reporting Persons:

405 State Highway 121, Suite B-240, Lewisville, TX 75067.

(c)	Present principal occupation or employment: James R. Higgins serves as one of the Company’s directors.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	Citizenship: United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Acquisition of Shares of the Issuer

On October 6, 2008, Dr. Higgins, through the Higgins JT TEN, purchased acquired 400,000 shares of the Company’s Common Stock in the market.

On September 2, 2009, Dr. Higgins, through the Higgins JT TEN, purchased acquired 961,538 shares of the Company’s Common Stock in the market.

On April 5, 2010, Dr. Higgins purchased acquired 192,308 shares of the Company’s Common Stock in the market.

On November 30, 2015, Dr. Higgins purchased acquired 1,496,188 shares of the Company’s Common Stock in the market.

On April 11, 2016, Dr. Higgins purchased acquired 3,042,949 shares of the Company’s Common Stock in the market.

Between August 23 and November 25, 2016, Dr. Higgins, through the Higgins Revocable Trust, purchased 4,823,229 shares of the Company’s Common Stock in the market.

CUSIP No. 141743 10 4	Page 6 of 13

Between August 31 and November 20, 2017, Dr. Higgins, through the Higgins Revocable Trust, purchased 189,000 shares of the Company’s Common Stock in the market.

On April 4, 2018, Dr. Higgins, through the Higgins Revocable Trust, purchased 258,255 shares of the Company’s Common Stock in the market.

Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Options (“Options”)

On April 1, 2014, Dr. Higgins was issued an Option under the CareView Communications 2009 Stock Incentive Plan for 150,000 underlying shares of the Company’s Common Stock at an exercise price of $0.68 per share. The underlying shares of the ten-year Option vested over three years, 50,000 per year and are fully vested at the time of this filing. The Option was issued in exchange for the services provided by Mr. Higgins for the year ended December 31, 2014 in his role as a director.

On August 31, 2016, Dr. Higgins was issued an Option under the CareView Communications 2015 Stock Incentive Plan for 235,295 underlying shares of the Company’s Common Stock at an exercise price of $0.17 per share. The ten-year Option vested over three years, 78,432 shares on each of August 31, 2017 and 2018 and 78,431 shares on August 31, 2019 and are fully vested at the time of this filing. The Option was issued in exchange for the services to be provided by Dr. Higgins in his role as a director.

On November 30, 2017, Dr. Higgins was issued an Option under the CareView Communications 2016 Stock Incentive Plan for 666,667 underlying shares of the Company’s Common Stock at an exercise price of $0.11 per share. The ten-year Option vests as to 222,223 shares on November 30, 2018, and as to 222,222 shares on each of November 30, 2019 and 2020. The Option was issued in exchange for the services to be provided by Dr. Higgins in his role as a director.

On August 10, 2020, Dr. Higgins was issued an Option under the CareView Communications 2020 Stock Incentive Plan for 1,200,000 underlying shares of the Company’s Common Stock at an exercise price of $0.035 per share. The ten-year Option vests at 400,000 shares per year on each of August 5, 2021, August 5, 2022 and August 5, 2023.

Common Stock Purchase Warrants (“Warrant”)

On May 15, 2019, Dr. Higgins was issued a Warrant for 250,000 underlying shares of the Company’s Common Stock at an exercise price of $0.03 per share. The underlying shares of the ten-year Warrant vested immediately. The Warrant was issued in connection with a $50,000 promissory note purchased by Dr. Higgins on May 15, 2019.

On February 6, 2020, Dr. Higgins was issued a Warrant for 1,000,000 underlying shares of the Company’s Common Stock at an exercise price of $0.013 per share. The underlying shares of the ten-year Warrant vested immediately. The Warrant was issued in connection with a $250,000 promissory note purchased by Dr. Higgins on February 6,2020.

CUSIP No. 141743 10 4	Page 7 of 13

On December 15, 2014, the Company entered into a Fifth Amendment to Note and Warrant Purchase Agreement (the “Fifth Amendment”) with the HealthCor Parties and certain additional investors party thereto (such additional investors, the “Fifth Amendment New Investors” and, collectively with the HealthCor Parties, the “Fifth Amendment Investors”) to sell and issue (i) additional notes in the initial aggregate principal amount of $6,000,000, with a conversion price per share equal to $0.52 (subject to adjustment as described therein) (the “Fifth Amendment Supplemental Closing Notes”) and (ii) additional warrants to purchase an aggregate of up to 3,692,308 shares of our Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein) (the “Fifth Amendment Supplemental Warrants”).

The Fifth Amendment New Investors included all but one of the Company’s current directors as well as one of the Company’s officers who is not also a director. The closing date of the transaction was February 17, 2015 (the “Fifth Amendment Supplemental Closing Date”). On the Fifth Amendment Supplemental Closing Date, each of the Fifth Amendment Investors purchased the Fifth Amendment Supplemental Closing Notes and the Fifth Amendment Supplemental Warrants for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Fifth Amendment provide that the Company grant to the Fifth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Fifth Amendment Supplemental Closing Notes, evidenced by that certain Pledge and Security Agreement dated as of April 20, 2011 (the “Security Agreement”) and by that certain Intellectual Property Security Agreement dated as of April 20, 2011 (the “IP Security Agreement”). On the Fifth Amendment Supplemental Closing Date, the Company entered into an amended and restated Security Agreement and an amended and restated IP Security Agreement in order, among other things, to add the Fifth Amendment New Investors as secured parties (such amended and restated agreements, respectively the “Amended Security Agreement” and the “Amended IP Security Agreement”).

The Purchase Agreement and the Fifth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Fifth Amendment Investors for the Common Stock into which the Fifth Amendment Supplemental Closing Notes may be converted and that may be issued upon exercise of the Fifth Amendment Supplemental Warrants as provided for by that certain Registration Rights Agreement dated as of April 20, 2011 (the “Registration Rights Agreement”).

Dr. Higgins is one of the Fifth Amendment New Investors. On the Fifth Amendment Supplemental Closing Date, Dr. Higgins purchased a Senior Secured Convertible Note in the amount of $500,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.52 per share (subject to adjustment as described therein) and has a maturity date of February 16, 2025. In connection therewith, Dr. Higgins was also issued Fifth Amendment Supplemental Warrants for the purchase of 307,692 shares of the Company’s Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein). The Fifth Amendment Supplemental Warrants were exercisable upon issuance and have an expiration date of February 17, 2025.

Senior Secured Convertible Note due February 2028 and Common Stock Purchase Warrants

On February 23, 2018, the Company entered into an Eighth Amendment to Note and Warrant Purchase Agreement (the “Eighth Amendment”) with the Fifth Amendment New Investors (the “Existing Investors”), an additional investor party thereto (such additional investor, the “New Investor” and, collectively with the Existing Investors, the “Eighth Amendment Investors”) and the HealthCor Parties (solely in their capacity as the majority holders approving the Eighth Amendment and not as investors), pursuant to which the Company sold and issued, for an aggregate of $2,050,000 in cash, to the Eighth Amendment Investors on such date (i) additional notes in the initial aggregate principal amount of $2,050,000, with a conversion price per share equal to $0.05 (subject to adjustment as described therein) and a maturity date of February 22, 2028 (the “Eighth Amendment Supplemental Closing Notes”) and (ii) additional warrants to purchase an aggregate of up to 512,500 shares of the Company’s Common Stock at an exercise price per share equal to $0.05 (subject to adjustment as described therein) and with an expiration date of February 23, 2028 (the “Eighth Amendment Supplemental Warrants”).

CUSIP No. 141743 10 4	Page 8 of 13

The Existing Investors were composed of all but one of the Company’s directors as well as one of the Company’s officers who is not also a director. Of the total amount of Eighth Amendment Supplemental Closing Notes and Eighth Amendment Supplemental Warrants issued and sold by the Company pursuant to the Eighth Amendment, such directors and officer purchased, in aggregate, Eighth Supplemental Closing Notes in the initial aggregate principal amount of $1,950,000 and Eighth Amendment Supplemental Warrants to purchase an aggregate of up to 487,500 shares of our Common Stock.

The closing date of the transaction was February 23, 2018 (the “Eighth Amendment Supplemental Closing Date”). On the Eighth Amendment Supplemental Closing Date, each of the Eighth Amendment Investors purchased the Eighth Amendment Supplemental Closing Notes and the Eighth Amendment Supplemental Warrants for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Eighth Amendment provide that the Company grant to the Eighth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Eighth Amendment Supplemental Closing Notes, evidenced by the Amended Security Agreement and by the Amended IP Security Agreement.

The Purchase Agreement and the Eighth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Eighth Amendment Investors for the Common Stock into which the Eighth Amendment Supplemental Closing Notes may be converted and that may be issued upon exercise of the Eighth Amendment Supplemental Warrants as provided for by the Registration Rights Agreement.

Dr. Higgins is one of the Existing Investors. On the Eighth Amendment Supplemental Closing Date, Dr. Higgins purchased a Senior Secured Convertible Note in the amount of $500,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.05 per share (subject to adjustment as described therein) and has a maturity date of February 22, 2028. In connection therewith, Dr. Higgins was also issued Eighth Amendment Supplemental Warrants for the purchase of 125,000 shares of the Company’s Common Stock at an exercise price per share equal to $0.05 (subject to adjustment as described therein). The Eighth Amendment Supplemental Warrants were exercisable upon issuance and have an expiration date of February 23, 2028.

Senior Secured Convertible Note due July 2028

On July 13, 2018, the Company entered into a Tenth Amendment to Note and Warrant Purchase Agreement (the “Tenth Amendment”) with the Existing Investors listed in Annex I to the Tenth Amendment (the “Tenth Amendment Investors”) and the HealthCor Parties (solely in their capacity as majority holders (acting together with the Tenth Amendment Investors) approving the Tenth Amendment and not as investors), pursuant to which the Company sold and issued, for an aggregate of $1,000,000 in cash, to the Tenth Amendment Investors on such date additional notes in the initial aggregate principal amount of $1,000,000, with a conversion price per share equal to $0.05 (subject to adjustment as described therein) and a maturity date of July 12, 2028 (the “Tenth Amendment Supplemental Closing Notes”). The Tenth Amendment Investors were composed entirely of the Company’s directors.

The closing date of the transaction was July 13, 2018 (the “Tenth Amendment Supplemental Closing Date”). On the Tenth Amendment Supplemental Closing Date, each of the Tenth Amendment Investors purchased the Tenth Amendment Supplemental Closing Notes for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Tenth Amendment provide that the Company grant to the Tenth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Tenth Amendment Supplemental Closing Notes, evidenced by the Amended Security Agreement and by the Amended IP Security Agreement.

CUSIP No. 141743 10 4	Page 9 of 13

The Purchase Agreement and the Tenth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Tenth Amendment Investors for the Common Stock into which the Tenth Amendment Supplemental Closing Notes may be converted as provided for by the Registration Rights Agreement.

Dr. Higgins is one of the Tenth Amendment Investors. On the Tenth Amendment Supplemental Closing Date, Dr. Higgins purchased a Senior Secured Convertible Note in the amount of $200,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.05 per share (subject to adjustment as described therein) and has a maturity date of July 12, 2028.

Item 4.	Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 141743 10 4	Page 10 of 13

Item 5.	Interest in Securities of the Issuer.

(a)	Dr. Higgins directly owns 4,731,445 shares of the Company’s Common Stock. Dr. Higgins indirectly owns 5,270,484 shares of the Company’s Common Stock through the Julia A. Higgins, Revocable Trust, Dated 12/1992 and 1,361,538 through the James & Julia Higgins JT TEN. Dr. Higgins directly owns 19,110,028 shares that may be acquired upon conversion of the Fifth Amendment Supplemental Closing Note (including interest paid in kind through June 30, 2018), the Eighth Amendment Supplemental Closing Note (including interest paid in kind through June 30, 2018) and the Tenth Amendment Supplemental Closing Note. Dr. Higgins directly owns Warrants for the purchase of 1,682,692 shares and Options for the purchase of 829,740 shares exercisable within sixty days, bringing his direct and indirect ownership to an aggregate of 32,985,92 shares. The percentage of class for Dr. Higgins is 20.5% and is based on 161,003,208 shares which would be outstanding if all of Dr. Higgins’s Warrants and Options were exercised and the Fifth Amendment Supplemental Closing Note, the Eighth Amendment Supplemental Closing Note and the Tenth Amendment Supplemental Closing Note were converted.

(b)	Dr. Higgins has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 32,985,927 shares of the Company’s Common Stock owned directly or indirectly by him or to be acquired by him through the exercise of Warrants and Options and the conversion of the Fifth Amendment Supplemental Closing Note, the Eighth Amendment Supplemental Closing Note and the Tenth Amendment Supplemental Closing Note. (See Rows 7-10 of page 2 herein.)

(c)	Please see Item 3 above for the description of the transactions relative to the shares and derivative securities acquired by the Reporting Persons.

(d)	The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except as outlined hereinabove, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 141743 10 4	Page 11 of 13

Item 7.	Material to be Filed as Exhibits.

Date of Document	Description of Document
09/27/07	Securities Exchange Agreement by and between Ecogate, Inc., CareView Communications, Inc., and Shareholders of CareView Communications, Inc.; filed as Exhibit 2.0 to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
12/03/07	Non-Qualified Stock Option, form of; filed as Exhibit 10.10 to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
09/11/09	CareView Communications, Inc. 2009 Stock Incentive Plan; filed as Exhibit 10.42 to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
03/27/13	Securities Purchase Agreement, form of; filed as Exhibit 10.108 to the Company’s Current Report on Form 8-K filed with the Commission on March 28, 2013 and incorporated herein by reference.
12/15/14	Fifth Amendment to Note and Warrant Purchase Agreement between the Company and HealthCor; filed as Exhibit 10.22 to the Company’s Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.
12/15/14	Form of Fifth Amendment Supplemental Closing Note; filed as Exhibit 10.23 to the Company’s Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.
12/15/14	Form of Fifth Amendment Supplemental Warrant; filed as Exhibit 10.24 to the Company’s Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.
02/17/15	Form of Amended Pledge and Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP; filed as Exhibit 10.140 to the Company’s Annual Report on Form 10-K filed with the Commission on March 31, 2015 and incorporated herein by reference.
02/17/15	Form of Amended Intellectual Property Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP; filed as Exhibit 10.141 to the Company’s Annual Report on Form 10-K filed with the Commission on March 31, 2015 and incorporated herein by reference.
03/19/15	CareView Communications, Inc. 2015 Stock Incentive Plan; filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 19, 2015 and incorporated herein by reference.
12/07/16	CareView Communications, Inc. 2016 Stock Incentive Plan; filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 9, 2017 and incorporated herein by reference.
02/23/18	Eighth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, LP, HealthCor Hybrid Offshore Master Fund, LP and the investors party thereto; filed as Exhibit 10.34 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2018 and incorporated herein by reference.
02/23/18	Form of Eighth Amendment Supplemental Closing Note; filed as Exhibit 10.35 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2018 and incorporated herein by reference.
02/23/18	Form of Eighth Amendment Supplemental Warrant; filed as Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2018 and incorporated herein by reference.

CUSIP No. 141743 10 4	Page 12 of 13

07/13/18	Tenth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P. and the investors party thereto; filed as Exhibit 10.53 to the Company’s Current Report on Form 8-K filed with the Commission on July 16, 2018 and incorporated herein by reference.
07/13/18	Form of Tenth Amendment Supplemental Closing Note; filed as Exhibit 10.54 to the Company’s Current Report on Form 8-K filed with the Commission on July 16, 2018 and incorporated herein by reference.
05/15/19	Fourteenth Amendment to Modification Agreement, by and among the Company, CareView Communications, Inc., a Texas corporation, CareView Operations, L.L.C., a Texas limited liability company, and PDL Investment Holdings, LLC; filed as Exhibit 10.32 to the Company's Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Twelfth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P. and the investors party thereto; filed as Exhibit 10.33 to the Company’s Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Form of Twelfth Amendment Supplemental Closing Note; filed as Exhibit 10.34 to the Company’s Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Fifth Amendment to Credit Agreement, by and among the Company, CareView Communications, Inc., a Texas corporation, PDL Investment Holdings, LLC, and Investors; filed as Exhibit 10.35 to the Company’s Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Form of Tranche Three Term Note; filed as Exhibit 10.36 to the Company’s Current Report on Form 8-K with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Form of Tranche Three Loan Warrant; filed as Exhibit 10.37 to the Company’s Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
02/06/20	Thirteenth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P. and the investors party thereto; filed as Exhibit 10.43 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
02/06/20	Thirteenth Amendment Supplemental Closing Note; filed as Exhibit 10.44 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
02/06/20	Sixth Amendment to Credit Agreement, by and among the Company, CareView Communications, Inc., a Texas corporation, PDL Investment Holdings, LLLC and investors party thereto; filed as Exhibit 10.45 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
02/06/20	Form of Additional Tranche Three Term Note; filed as Exhibit 10.46 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
02/06/20	Additional Tranche Three Loan Warrant; filed as Exhibit 10.47 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
11/14/22	Securities Purchase Agreement, filed as Exhibit 10.0 to the Company’s Current Report on Form 8-K filed with the Commission on November 18, 2022 and incorporated herein by reference.

CUSIP No. 141743 10 4	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 21, 2022	By:	/s/ James R. Higgins
James R. Higgins, an individual, and as administrator of the Julia A. Higgins Revocable Trust, Dated 12/1992 and the James & Julia Higgins JT TEN